Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

No.	Company	Jurisdiction

1.	China Linong International Limited	British Virgin Islands

2.	Land V. Group Limited	British Virgin Islands

3.	Land V. Limited	Hong Kong

4.	Hong Kong Linong Limited	Hong Kong

5.	Land V. Ltd (Fujian)	PRC

6.	Land V. Ltd (Zhangjiakou)	PRC

7.	Xiamen Land V. Group Co. Ltd	PRC

8.	Fuzhou Land V. Group Co. Ltd	PRC

9.	Linong Agriculture Technology (Shantou) Co. Ltd	PRC

10.	Land V. Agriculture Technology (Zhangzhou) Co. Ltd	PRC

11.	Land V. Agriculture Technology (Ningde) Co. Ltd	PRC

12.	Linong Agriculture Technology (Huizhou) Co. Ltd	PRC

13.	Linong Agriculture Technology (Liaoyang) Co. Ltd*	PRC

14.	Linong Agriculture Technology (Shenzhen) Co. Ltd	PRC

15.	Liyuan Agriculture Technology (Quanzhou) Co. Ltd	PRC

16.	Lioayang Liyuan Agricultural Products Co., Ltd	PRC

*	We are in the process of liquidating this entity